NOTICE UNDER NATIONAL INSTRUMENT 51-102
CHANGE IN FINANCIAL YEAR END

TO:

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION, SECURITIES DIVISION
MANITOBA SECURITIES COMMISSION
ONATRIO SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA SECURITIES COMMISSION
SECURITIES OFFICE CONSUMER, CORPORATE & INSURANCE SERVICES DIVISION, PRINCE EDWARD ISLAND
TSX

This Notice is provided pursuant to the requirements of Part 4.8 of National Instrument 51-102 - Continuous Disclosure Obligations.

1.     Keegan Resources Inc. (the "Reporting Issuer") has decided to change its year end from March 31st to December 31st.

2.     The reason for the change is to make the Reporting Issuer's reporting periods coincide with those of its industry peers.

3.     The Reporting Issuer's old financial year end is March 31st.

4.     The Reporting Issuer's new financial year end is December 31st.

5.     The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:
	Period	Comparative annual financial statements	Interim periods	Comparative Interim periods
Transition Year	9 months ended December 31, 2012	12 months ended March 31, 2012	3 months ended June 30, 2012 6 months ended September 30, 2012 9 months ended December 31, 2012	3 months ended June 30, 2011 6 months ended September 30, 2011 9 months ended December 31, 2011 12 months ended March 30, 2012
New Financial Year	12 months ended December 31, 2013	9 months ended December 31, 2012	3 months ended March 31, 2013 6 months ended June 30, 2013 9 months ended September 30, 2013	3 months ended March 31, 2012 6 months ended June 30, 2012 9 months ended September 30, 2012

6.     The filing deadlines prescribed under sections 4.2 and 4.4 of the Instrument for the interim and annual financial statements for the Reporting Issuer's transition year are as follows:

a.     Annual - December 31, 2012 - Deadline of March 31, 2013

b.     Interim - March 31, 2013 - Deadline of May 15th, 2013

c.     Interim - June 30, 2013 - Deadline of August 14th, 2013

d.     Interim - September 30, 2012 - Deadline of November 14th, 2013

DATED this 20h day of December, 2012

KEEGAN RESOURCES INC.

Per:

"Greg McCunn"

Greg McCunn
Chief Financial Officer